Exhibit 1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Breakwater Resources Ltd.'s First Quarter 2007 Financial and Operating
    Results

    TORONTO, May 4 /CNW/ - Breakwater, a mining, exploration and development company which produces and sells zinc, copper, lead and gold concentrates to customers around the world, announces its financial and operating results for the three month period ended March 31, 2007. The Company's concentrate production is derived from mines located in Canada, Chile and Honduras. All dollar amounts in this news release are in Canadian dollars unless otherwise stated.

    HIGHLIGHTS

    <<
    -   The Company realized net earnings of $15.3 million or $0.04 per share in the first quarter of 2007 after recording an income tax provision of $7.2 million ($0.02 per share) compared with $38.3 million or
        $0.10 per share after recording an income tax recovery of
        $25.7 million ($0.07 per share) in the first quarter of 2006. The
        2006 recovery was primarily due to the establishment of a
        $27.2 million future tax recovery for the Myra Falls mine
    -   Sales of concentrate in the first quarter of 2007 decreased to
        39,333 tonnes from 67,355 in the first quarter of 2006. The decrease was primarily due to 19,381 more tonnes of concentrate in inventory at the beginning of the first quarter of 2006 compared with the first quarter of 2007
    -   At March 31, 2007, cash and cash equivalents were $93.2 million and total debt was $2.9 million
    -   Gross sales revenue decreased by 3% to $77.9 million in the first quarter of 2007 from $80.7 million in the first quarter of 2006 because of lower sales partially offset by higher prices
    -   Total cash costs per pound of payable zinc decreased to US$0.49 per pound in the first quarter of 2007 from US$0.63 per pound in the first quarter of 2006. See the non-GAAP reconciliation section in this news release

    OUTLOOK

    -   Development of the Langlois mine is on track to achieve commercial production by mid-2007. Langlois is currently in pre-production and as a result, sales of concentrate produced are not reflected in the income statement
    -   The Concordia deposit at the El Toqui mine remains on track with production expected in the second half of 2007
    -   The Company expects to meet its payable metals forecast for 2007
    >>

    STATEMENT OF OPERATIONS REVIEW - THREE MONTHS ENDED MARCH 31, 2007 AND
    2006

    The Langlois mine has been producing concentrate since November 2006;
however, since it has not achieved commercial production, sales of concentrate and their associated costs are not being recognized in the income statement.

    Gross Sales Revenue
    Gross sales revenue from the sale of zinc, copper, lead, and gold concentrates for the three month period ended March 31, 2007 (the "first quarter of 2007") decreased by $2.7 million (3%) compared with the three month period ended March 31, 2006 (the "first quarter of 2006"). Concentrate sales decreased 42% to 39,333 tonnes in 2007 compared with 67,355 tonnes in 2006.
The decrease was primarily due to much higher inventory levels at the beginning of 2006 (19,381 more tonnes at December 31, 2005 than December 31,
2006) resulting in lower concentrate sales at Myra Falls and El Mochito partially offset by higher concentrate sales at El Toqui. Partially offsetting the lower concentrate sales were significantly higher realized prices for all metals sold.
    The Company periodically hedges against fluctuations in metal prices and foreign exchange rates with the use of forward sales or options.

    <<
    Gross Sales Revenue by Metal                             First Quarter
    -------------------------------------------------------------------------
    ($ millions)                                          2007          2006
    -------------------------------------------------------------------------
    Zinc (US$)                                            42.7          62.4
    Copper (US$)                                           7.6           0.0
    Lead (US$)                                             3.5           2.7
    Gold (US$)                                             7.7           3.7
    Silver (US$)                                           5.2           2.4
    Hedging mark-to-market and other                       0.0          (1.4)
    -------------------------------------------------------------------------
      Total gross sales revenue (US$)                     66.7          69.8
    C$/US$ realized exchange rate                       1.1683        1.1559
    -------------------------------------------------------------------------
      Total gross sales revenue (C$)                      77.9          80.7
    -------------------------------------------------------------------------

    Sales by Concentrate                                     First Quarter
    -------------------------------------------------------------------------
    (tonnes)                                              2007          2006
    -------------------------------------------------------------------------
    Zinc                                                30,056        63,571
    Copper                                               5,651             0
    Lead                                                 2,800         3,300
    Gold                                                   826           484
    -------------------------------------------------------------------------
    Total                                               39,333        67,355
    -------------------------------------------------------------------------

    Sales by Payable Metal                                   First Quarter
    -------------------------------------------------------------------------
                                                          2007          2006
    -------------------------------------------------------------------------
    Zinc (tonnes)                                       12,555        28,093
    Copper (tonnes)                                      1,184             0
    Lead (tonnes)                                        1,815         2,107
    Gold (ounces)                                       11,302         9,420
    Silver (ounces)                                    373,529       329,089
    -------------------------------------------------------------------------

    Realized Prices                                          First Quarter
    -------------------------------------------------------------------------
                                                          2007          2006
    -------------------------------------------------------------------------
    Zinc (US$/tonne)                                     3,434         2,221
    Copper (US$/tonne)                                   6,452             0
    Lead (US$/tonne)                                     1,914         1,277
    Gold (US$/ounce)                                       647           388
    Silver (US$/ounce)                                   13.03          7.40
    -------------------------------------------------------------------------

    Average Metal Prices & Foreign Exchange Rate             First Quarter
    -------------------------------------------------------------------------
                                                          2007          2006
    -------------------------------------------------------------------------
    Zinc (US$/tonne)                                     3,456         2,248
    Copper (US$/tonne)                                   5,930         4,943
    Lead (US$/tonne)                                     1,785         1,239
    Gold (US$/ounce)                                       650           554
    Silver (US$/ounce)                                   13.31          9.74
    C$/US$ exchange rate                                1.1716        1.1547
    -------------------------------------------------------------------------
    >>

    The Company has a conservative revenue recognition policy which, among other things, requires final pricing of concentrate inventories prior to recognition of revenue. Using commodity prices and exchange rates prevailing at March 31, 2007, the following schedule provides details regarding inventories shipped but not recognized for revenue purposes and the related provisional payments. Estimated net smelter return, earnings before taxes and weighted-average months to settlement are non-GAAP measures and are furnished to provide additional information.

    <<
    -------------------------------------------------------------------------
                             Net              Earnings     Provi-  Weighted-
                         smelter  Inventory     before     sional    average
          Concentrate     return      value      taxes   payments  months to
             (DMT)       ($000s)    ($000s)    ($000s)    ($000s) settlement
    -------------------------------------------------------------------------
    Zinc       30,815     35,329     17,928     17,401     18,395        1.3
    Copper      4,950     12,538      7,834      4,704          -        3.0
    Lead        4,728     10,066      2,186      7,880      5,711        1.0
    Gold          466      1,545        515      1,030      1,654        1.0
    -------------------------------------------------------------------------
               40,959     59,478     28,463     31,015     25,760
    -------------------------------------------------------------------------
    >>

    As at March 31, 2006, the Company estimated that inventories shipped but not recognized for revenue purposes had earnings before tax of $20.2 million consisting of $53.7 million of net smelter return less $33.5 million of inventory value.

    Net Revenue
    Net revenue, the value of concentrates sold after deducting treatment charges and freight and marketing costs, increased by 4% to $58.0 million in the first quarter of 2007 from $55.8 million in the first quarter of 2006.
Treatment and marketing costs were 20% lower at $19.9 million in the first quarter of 2007 compared with $24.8 million in the first quarter of 2006. On a per tonne of concentrate sold basis, total treatment and marketing costs increased to $506 per tonne in the first quarter of 2007 compared with
$369 per tonne in the first quarter of 2006 primarily due to higher metal prices triggering price escalators in the treatment charges partially offset by certain spot sales which did not have any escalators.

    Direct Operating Costs
    Direct operating costs were 18% lower in the first quarter of 2007 at
$23.6 million compared with $28.8 million in the first quarter of 2006, as 42%
fewer tonnes of concentrate were sold and the average direct operating cost per tonne of concentrate sold increased to $600 in the first quarter of 2007 from $428 in the first quarter of 2006. Average direct operating costs per tonne sold are impacted by the type of concentrate sold and the volume of concentrate sales relative to fixed costs. The Myra Falls and Toqui mines sold proportionately higher copper and gold concentrates respectively in the first quarter of 2007 compared with the first quarter of 2006 with their relatively higher costs per tonne compared with zinc concentrate. Significantly lower concentrate sales at Myra Falls and El Mochito resulted in fixed costs being spread over fewer tonnes. El Mochito was also impacted by higher export taxes due to higher metal prices in the first quarter of 2007 compared with the same period in 2006.

    <<
    Direct Operating Costs

                  First Quarter 2007               First Quarter 2006
    -------------------------------------------------------------------------
                      Concentrate  Cost per            Concentrate  Cost per
            Aggregate     sold      tonne    Aggregate     sold      tonne
           ($ millions) (tonnes)     ($)    ($ millions) (tonnes)      ($)
    -------------------------------------------------------------------------
    Myra Falls    10.6     7,763     1,357        17.9       33,357      537
    El Mochito     4.8    12,123       398         7.9       24,580      320
    El Toqui       8.2    19,447       423         3.0        9,418      323
    -------------------------------------------------------------------------
    Total         23.6    39,333       600        28.8       67,355      428
    -------------------------------------------------------------------------
    >>

    Total Cash Cost per Pound of Payable Zinc Sold
    The total cash cost per pound of payable zinc sold, which includes all mine site cash costs, treatment charges, ocean freight and other marketing costs, net of by-product credits, was US$0.49 in the first quarter of 2007 compared with US$0.63 in first quarter of 2006 (see non-GAAP reconciliation).
The decrease was primarily due to higher by-product credits and reduced aggregate direct operating costs at Myra Falls and El Mochito due to lower concentrate sales partially offset by lower pounds of zinc sold, unfavourable movements in treatment and marketing costs and aggregate direct operating costs at El Toqui.

    Depreciation and Depletion
    Depreciation and depletion decreased by $0.9 million to $4.1 million in the first quarter of 2007 compared with the corresponding period in 2006 primarily due to the impact of lower concentrate sales for assets depreciated and depleted using the units-of-production method.

    Other Expenses (Income)
    Other expenses (income) in the first quarter of 2007 decreased by
$0.9 million compared with the corresponding 2006 period primarily due to a
2006 loss on gold loan of $1.1 million which did not recur in 2007 partially offset by a $0.4 million increase in general and administrative expenses.

    Exploration Expenses
    Exploration expenses of $2.7 million in the first quarter of 2007 increased by $1.1 million from the corresponding period in 2006. The increase was due to expanded exploration programmes at El Toqui, Myra Falls and El
Mochito partially offset by decreased expenses at Bouchard-Hbert and
Bougrine. The increased expenditures reflect further delineation of recently identified exploration successes as well as a continued strategic effort to address past underinvestment in exploration of the Company's assets.

    Other Non-Producing Property Costs
    Other non-producing property costs include care and maintenance costs, holding costs, settlement costs and other costs associated with non-producing properties net of proceeds received from those properties related to property options sold and assets sold. Other non-producing property costs in the first quarter of 2007 decreased by $1.6 million compared with the corresponding 2006 period primarily due to $1.8 million of costs incurred at the Caribou mine prior to its sale in August 2006.

    Income and Mining Tax Provision (Recovery)
    Income and mining tax provision in the first quarter of 2007 was
$7.2 million compared with a recovery of $25.7 million in the first quarter of
2006. The $32.9 million change was primarily due to the recognition of
$29.3 million of tax recoveries at Myra Falls and other properties in 2006 compared with tax provisions of $2.0 million and $1.7 million at El Toqui and
Myra Falls respectively in the first quarter of 2007.

    LIQUIDITY AND FINANCIAL POSITION REVIEW

    Working Capital
    Working capital as at March 31, 2007 was $116.6 million compared with
$109.9 million at December 31, 2006, an increase of $6.7 million.

    Current Assets
    Total current assets increased by $11.1 million to $208.6 million as at
March 31, 2007 compared with December 31, 2006. The main components of current asset changes were as follows:

    <<
    -   Cash and cash equivalents increased by $11.7 million reflecting improved cash flow generated by stronger metal prices
    -   Accounts receivable - concentrate decreased by $11.5 million primarily due to a lower volume of production shipped late in the first quarter of 2007 compared with late in the fourth quarter of
        2006
    -   Concentrate inventory increased by $11.3 million primarily due to higher inventory levels at Myra Falls and El Mochito at March 31,
        2007 compared with December 31, 2006
    -   The current portion of future income tax assets decreased by
        $3.1 million primarily due to utilization of $1.9 million and
        $1.2 million of current future income tax assets at the Myra Falls and El Toqui mines

    Current Liabilities
    Current liabilities increased by $4.4 million to $92.0 million as at March
31, 2007 compared with December 31, 2006. The main components of the current liabilities changes were as follows:
    -   Accounts payable and accrued liabilities increased by $4.2 million primarily due to increased accounts payable at Myra Falls
    -   Provisional payments for concentrate inventory shipped and not priced represent payments received for concentrate shipments that were not recognized as revenue. The balance as at March 31, 2007 was
        $23.4 million slightly lower than at December 31, 2006. Please refer to the table in Gross Sales Revenue section of this news release for additional details
    -   Income and mining taxes payable increased by $1.5 million primarily due to tax provisions established in the first quarter of 2007 at El
        Mochito
    >>

    Long-term Investments
    As at March 31, 2007, long-term investments were $34.3 million an increased of $19.6 million from $14.7 million at December 31, 2006. The increase was primarily due to new accounting requirements for financial instruments and comprehensive income required by the Canadian Institute of
Chartered Accountants ("CICA") and adopted by the Company on January 1, 2007.

    Restricted Promissory Note
    The Company held two restricted promissory notes at the end of March 31,
2007 and December 31, 2006 of $62.3 million related to the Red Mile transactions(1) in 2004 and 2005. The interest earned and a portion of the principal of these restricted promissory notes will be used to meet the
Company's royalty obligation.

    <<
    ---------------
    (1) For further information on the Red Mile transactions please see the
        Company's most recent Annual Report filed on SEDAR or available at the Company's website at www.breakwater.ca.
    >>

    Royalty Obligation
    The royalty obligation of $62.5 million relates to the royalty amounts received from the 2004 and 2005 Red Mile transactions. See restricted promissory note above.

    Reclamation and Closure Cost Accrual
    Reclamation and closure costs represent the Company's obligation for reclamation and severance costs accrued for its mine sites. As there is no law, regulation or contract in Honduras related to reclamation and closure costs, GAAP does not permit the Company to set up a liability for reclamation at the El Mochito mine.
    At March 31, 2007, total accrued reclamation and closure costs were
$40.2 million compared with $40.6 million at December 31, 2006. Of the
$40.2 million, $7.5 million is classified as current and is expected to be spent over the next 12 months at Myra Falls, Bouchard-Hbert, Nanisivik and
Bougrine.

    <<
    Reclamation and Closure Cost Accrual at March 31, 2007

    ($ millions)                            Current     Long-term      Total
    -------------------------------------------------------------------------
    Myra Falls                                  2.2          25.2       27.4
    El Mochito                                  0.0           1.6        1.6
    El Toqui                                    0.0           3.8        3.8
    Langlois                                    0.0           1.3        1.3
    Bouchard-Hbert                             2.0           0.1        2.1
    Nanisivik                                   2.3           0.4        2.7
    Bougrine                                    1.0           0.3        1.3
    -------------------------------------------------------------------------
    Total                                       7.5          32.7       40.2
    -------------------------------------------------------------------------
    >>

    The Company incurred expenditures of $1.2 million in reclamation and closure costs in the first quarter of 2007 compared with $1.7 million in the first quarter of 2006.

    Future Income Tax Liabilities
    As at March 31, 2007, future tax liabilities were $10.2 million, an increase of $3.1 million from December 31, 2006. The increase in future tax liabilities was primarily due to tax liabilities associated with adoption of new CICA accounting requirements and additional mining duties taxes established for the Langlois mine.

    Shareholders' Equity
    Shareholders' equity at March 31, 2007 was $348.3 million compared with
$308.6 million at December 31, 2006. The increase of $39.7 million was primarily due to net earnings of $15.3 million, the exercise of warrants of
$6.2 million and the impact of adopting new accounting policies as required by the CICA of $17.2 million.

    <<
    Shareholders'                                          Contri-  Retained
     Equity                            Capital               buted  earnings
     ($000's)                            stock  Warrants   surplus  (deficit)
    -------------------------------------------------------------------------
    As at December 31, 2006            167,093     8,561       793   139,795
    Adjustment of opening balance on
     adoption of CICA accounting
     policy                                  -         -         -     5,706
    Value ascribed to options
     exercised under stock-based
     compensation                          321         -      (321)        -
    Employee share option plan -
     proceeds of options exercised         537         -         -         -
    Employee share purchase plan            60         -         -         -
    Exercise of warrants                 6,160         -         -         -
    Stock-based compensation                 -         -       529         -
    Net earnings                             -         -         -    15,290
    -------------------------------------------------------------------------
    As at March 31, 2007               174,171     8,561     1,001   160,791

                                                   Cumu-
                                                  lative
                                         Other    trans-    Total
    Shareholders'                      compre-    lation    share-
     Equity                            hensive    adjust   holders'
     ($000's)                           income    -ments    equity
    -------------------------------------------------------------------------
    As at December 31, 2006                  -    (7,689)  308,553
    Adjustment of opening balance on
     adoption of CICA accounting
     policy                              3,804     7,689    17,199
    Value ascribed to options
     exercised under stock-based
     compensation                            -         -         0
    Employee share option plan -
     proceeds of options exercised           -         -       537
    Employee share purchase plan             -         -        60
    Exercise of warrants                     -         -     6,160
    Stock-based compensation                 -         -       529
    Net earnings                             -         -    15,290
    -------------------------------------------------------------------------
    As at March 31, 2007                 3,804         0   348,328
    >>

    In the first quarter of 2007, the Company issued the following Common
Shares: 1,041,131 following the exercise of employee share options; 36,990 pursuant to the Company's employee share purchase plan; and, 30,801,410 pursuant to warrants exercised. On March 2, 2007 and March 14, 2007, Dundee
Corporation ("Dundee") exercised 15,400,705 and 15,400,705 warrants respectively to purchase 30,801,410 Common Shares at $0.20 per Common Share.

    Capital Expenditures
    The Company invested $23.7 million in mineral properties and fixed assets in the first quarter of 2007.
    In the first quarter of 2007, $9.4 million of capital expenditures at
Langlois consisted primarily of $4.7 million of underground development for
Langlois, $4.9 million of underground development, preproduction and equipment for Grevet B and $3.2 million of equipment, buildings and infrastructure at
Langlois partially offset by $3.7 million of preproduction contribution from mining operations.
    Myra Falls' capital expenditures of $6.5 million in the first quarter of
2007 consisted primarily of $1.6 million of mobile equipment purchases,
$1.6 million for development at Lynx 5/6, $1.3 million of deferred development, $0.8 million Lynx pit development and $0.7 million for ramp development.
    In the first quarter of 2007, $3.3 million of capital expenditures at El
Mochito consisted primarily of $1.3 million repairs to the new tailings facility and upgrading and closure costs of the old tailings facility,
$0.8 million for equipment and buildings and $0.8 million of mine development.
    El Toqui capital expenditures of $4.0 million in the first quarter of
2007 consisted primarily of $1.6 million of development, $0.9 million of equipment purchases, $0.6 million of Concordia development and $0.4 million for the intense leach reactor construction and commissioning.

    Financial Capability
    With the existing working capital, the current metal prices and current
C$/US$ exchange rate, the Company is well positioned to carry out its operating, capital, exploration and environmental remediation programs in
2007. The Company's financial capability is sensitive to metal prices, smelter treatment charges and the C$/US$ exchange rate. Please refer to pages seven and eight of the Company's 2006 Annual Report.

    <<
    OPERATING REVIEW - QUARTER ENDED MARCH 31, 2007 AND 2006

    -------------------------------------------------------------------------
                                                   Depreciation,
                                     Contribution    depletion,
                                      (loss) from   reclamation
                                        mining      and closure   Capital
                       Net revenue   activities(1)     costs    expenditures
    -------------------------------------------------------------------------
    ($ millions)       2007   2006   2007   2006   2007   2006   2007   2006
    -------------------------------------------------------------------------
    Myra Falls         14.3   28.2    2.0    7.1    1.7    3.2    6.5    3.7
    El Mochito         20.9   21.5   15.1   11.8    1.0    1.8    3.3    2.1
    El Toqui           22.8   10.0   12.5    6.4    2.1    0.6    4.0    1.2
    Langlois(a)         0.0    0.0    0.0    0.0    0.0    0.0    9.4    2.2
    Other               0.0 (3.9)(2) (0.2)  (4.3)   0.3    0.4    0.5    0.0
    -------------------------------------------------------------------------
    Total              58.0   55.8   29.4   21.0    5.1    6.0   23.7    9.2
    -------------------------------------------------------------------------
    (1) After non-cash costs.               (a) First concentrate shipped
                                                November 2006.
    (2) Net realised from metal
        hedging activities.

    Production Results
    Consolidated production is set forth in the following table.

                                                           First Quarter
                                                      -----------------------
    All Mines                                            2007          2006
    -------------------------------------------------------------------------
    Ore Milled (tonnes)                                547,415       527,580
      Zinc (%)                                             5.7           6.0
    Concentrate Production (tonnes)
      Zinc                                              54,798        53,877
      Copper                                             6,214         7,343
      Lead                                               4,554         3,723
      Gold                                               1,329         1,186
    Metal in Concentrates
      Zinc (tonnes)                                     27,534        27,878
      Copper (tonnes)                                    1,352         1,751
      Lead (tonnes)                                      3,134         2,536
      Silver (ounces)                                  819,867       670,137
      Gold (ounces)                                     20,198        17,275
    -------------------------------------------------------------------------

    Aggregate production of zinc in concentrate in the first quarter of 2007 was 60.7 million pounds compared with 61.4 million pounds in 2006, a 1%
reduction. The reduction was primarily due to lower zinc head grades and lower milled tonnes at Myra Falls and El Mochito, offset by production at Langlois.

    Zinc Production (million pounds of zinc
     contained in concentrate)                     First Quarter
    -------------------------------------------------------------------------
                                                  2007       2006%
    -------------------------------------------------------------------------
    Myra Falls                                    15.3       22.8      (32.9)
    El Mochito                                    18.5       23.1      (19.9)
    El Toqui                                      17.3       15.5       11.6
    Langlois(a)                                    9.6        0.0          -
    -------------------------------------------------------------------------
    Total zinc production                         60.7       61.4       (1.1)
    -------------------------------------------------------------------------
    (a) First concentrate shipped November 2006.

    Production of copper in concentrate decreased 26% in the first quarter of
2007 from the same period in 2006 due to lower milled tonnes and lower copper grades at Myra Falls, offset by production at Langlois.

    Copper Production (million pounds of copper
     contained in concentrate)                     First Quarter
    -------------------------------------------------------------------------
                                                  2007       2006%
    -------------------------------------------------------------------------
    Myra Falls                                     2.6        3.9      (33.3)
    Langlois(a)                                    0.3        0.0          -
    -------------------------------------------------------------------------
    Total copper production                        2.9        3.9      (25.6)
    -------------------------------------------------------------------------
    (a) First concentrate shipped November 2006.

    Production of lead in concentrate increased 23% during the first quarter of 2007 due to higher lead head grades at El Mochito.

    Lead Production (million pounds of lead
     contained in concentrate)                     First Quarter
    -------------------------------------------------------------------------
                                                  2007       2006%
    -------------------------------------------------------------------------
    El Mochito                                     6.9        5.6       23.2
    -------------------------------------------------------------------------
    Total lead production                          6.9        5.6       23.2
    -------------------------------------------------------------------------

    Silver in concentrate increased 22%, quarter over quarter due to higher silver head grades from Myra Falls and El Mochito and the addition of production from Langlois.

    Silver Production (ounces of silver
     contained in concentrate)                     First Quarter
    -------------------------------------------------------------------------
                                                  2007       2006%
    -------------------------------------------------------------------------
    Myra Falls                                 330,150    225,225       46.6
    El Mochito                                 448,386    429,368        4.4
    El Toqui                                    22,246     15,544       43.1
    Langlois(a)                                 19,085          0          -
    -------------------------------------------------------------------------
    Total silver production                    819,867    670,137       22.3
    -------------------------------------------------------------------------
    (a) First concentrate shipped November 2006.

    Gold in concentrate increased due to higher gold production from Myra
Falls and higher gold production from the Aserradero zone at El Toqui.

    Gold Production (ounces of gold
     contained in concentrate)                     First Quarter
    -------------------------------------------------------------------------
                                                  2007       2006%
    -------------------------------------------------------------------------
    Myra Falls                                   6,316      5,977        5.7
    El Toqui                                    13,882     11,298       22.9
    -------------------------------------------------------------------------
    Total gold production                       20,198     17,275       16.9
    -------------------------------------------------------------------------

    Myra Falls Production
    The following table sets forth Myra Falls' production for the periods presented.
                                                            First Quarter
                                                        ---------------------
                                                          2007          2006
    -------------------------------------------------------------------------
    Ore Milled (tonnes)                                185,396       208,319
      Zinc (%)                                             4.4           5.9
      Copper (%)                                           0.9           1.1
      Silver (g/t)                                          65            44
      Gold (g/t)                                           1.6           1.7
    Concentrate Production
      Zinc (tonnes)                                     13,699        19,574
        Zinc Recovery (%)                                 85.8          84.1
        Zinc Grade (%)                                    50.8          52.8
        Gold Recovery (%)                                 20.6          16.2
        Gold Grade (g/t)                                   4.5           3.0
      Copper (tonnes)                                    5,402         7,343
        Copper Recovery (%)                               73.6          74.5
        Copper Grade (%)                                  22.1          23.9
        Gold Recovery (%)                                 44.0          23.1
        Gold Grade (g/t)                                  24.5          11.3
      Gold (tonnes)                                        0.4           9.8
        Recovery (%)                                       3.0          12.3
        Grade (g/t)                                      6,393         4,525
    Metal in Concentrates
      Zinc (tonnes)                                      6,953        10,335
      Copper (tonnes)                                    1,193         1,751
      Silver (ounces)                                  330,150       225,225
      Gold (ounces)                                      6,316         5,977
    Total cash costs per lb. payable zinc sold (US$)     (0.11)         0.74
    -------------------------------------------------------------------------
    >>

    Production of zinc in concentrate decreased during the first quarter of
2007 compared with the same period in 2006 due to fewer milled tonnes and lower zinc grades. The lower zinc head grade was related to a higher proportion of the production coming from development headings and mining of lower grade zones in the HW deposit. Production was hindered during the first quarter of 2007 due to delays in 2006 in establishing ventilation to the
Battle-Gap area which curtailed development of new mining areas.
    Production of gold in concentrate was higher during the first quarter of
2007 compared with the same period in 2006. During the latter half of 2006, production of a separate high grade gravity gold product commenced and during the first quarter of 2007, further gold recovery increases were achieved. By directing the gold rich gravity stream directly into the copper flotation cleaning circuit, gold recovery increased. During the first quarter of 2007,
45.8% of the gold was recovered in high payment products, with a 67.6% overall gold recovery. During the same period in 2006, 39.5% of the gold was recovered in high payment products, with a 51.6% overall gold recovery.
    During the first quarter of 2007, production from the Lynx open pit added higher grade copper to the circuit.
    Copper concentrate produced continues to show reduced lead and zinc penalty content. The re-designed copper flotation circuit, commissioned mid-2006, continues to be optimized. The first quarter 2007 lead and zinc penalty decreased from the fourth quarter 2006 penalty by an additional 1.9%.
During the first quarter of 2007, the lead and zinc penalty averaged 12.5%.
The first quarter 2006 penalty averaged 14.4%, which included both the old and new copper circuits. In the first quarter of 2005, the lead and zinc penalty averaged 17.0%.

    Myra Falls Outlook
    The ventilation raise connecting the surface ramp to the underground operation was completed in January 2007. Now that additional ventilation has been established, there will be an increase in development in the western portions of the mine which will open up more stoping areas, allowing production rates to rise. The Company has purchased an electric/hydraulic jumbo, two additional 30 tonne haulage trucks, a scooptram and a rock bolt jumbo. These pieces of equipment are expected to arrive during the second quarter of 2007.
    Development of the Lynx 5 deposit continued during the first quarter of
2007 and production is expected to commence from this zone during the second quarter of 2007. Development is also proceeding on the Price deposit, with production expected later in 2007.
    Underground directional drilling is planned in order to provide more information on the Marshall zone. The current limited geological information on the Marshall zone results in different interpretations of the geometry and orientation of the zone necessitating infill drilling. Marshall infill drilling was originally planned once the 24 Level development was completed in
2008. Directional drilling is expected to provide the data required to make a development decision in 2008 regarding the Marshall zone.
    Myra Falls is expected to achieve its 2007 forecast for payable metal.
Development in the Battle-Gap and additional equipment purchases are expected to remove production bottlenecks in the western portion of the mine.

    El Mochito Production
    The following table sets forth El Mochito's production for the periods presented.

    <<
                                                            First Quarter
                                                        ---------------------
                                                          2007          2006
    -------------------------------------------------------------------------
    Ore Milled (tonnes)                                155,184       183,429
      Zinc (%)                                             6.0           6.3
      Lead (%)                                             2.6           1.7
      Silver (g/t)                                         104            84
    Concentrate Production
      Zinc (tonnes)                                     16,348        20,199
        Recovery (%)                                      89.5          91.3
        Grade (%)                                         51.2          52.0
      Lead (tonnes)                                      4,554         3,723
        Recovery (%)                                      79.1          80.7
        Grade (%)                                         68.8          68.1
    Metal in Concentrates
      Zinc (tonnes)                                      8,378        10,500
      Lead (tonnes)                                      3,134         2,536
      Silver (ounces)                                  448,386       429,368
    Total cash costs per lb. payable zinc sold (US$)     (0.06)         0.42
    -------------------------------------------------------------------------
    >>

    As expected, milled tonnage decreased during the first quarter of 2007 compared with the same period in 2006. The focus of mining activities were on development of new production areas as well as development of exploration headings.
    Production of zinc in concentrate decreased during the first quarter of
2007 compared with the same period in 2006 due to fewer milled tonnes and lower zinc grades. Production of lead in concentrate was higher during the first quarter of 2007 compared with the same period in 2006 due to higher lead head grades encountered in the Salva Vida deposit.

    El Mochito Outlook
    Recoveries of zinc and lead were slightly lower during the first quarter of 2007 due to the higher lead head grade. During the second quarter of 2007, an additional flotation cell bank will be added to the lead circuit which is expected to improve recoveries by the third quarter of 2007.
    Storm damage in August 2006 necessitated a repair to the geomembrane liner of the new Soledad tailings facility which delayed commissioning into the third quarter of 2007. Once complete, Soledad is expected to have capacity for seven years at current production rates and the current tailings impoundment facility, Pozo Azul, will be reclaimed.

    El Toqui Production
    The following table sets forth El Toqui's production for the periods presented.

    <<
                                                            First Quarter
                                                        ---------------------
                                                          2007          2006
    -------------------------------------------------------------------------
    Ore Milled (tonnes)                                129,633       135,832
      Zinc (%)                                             6.7           5.7
      Gold (g/t)                                           4.0           2.9
    Concentrate Production
      Zinc (tonnes)                                     15,992        14,104
        Recovery (%)                                      91.1          90.6
        Grade (%)                                         49.2          49.9
      Gold (tonnes)                                      1,329         1,176
        Recovery (%)                                      56.7          68.2
        Grade (g/t)                                      208.0         218.8
    Metal in Concentrates
      Zinc (tonnes)                                      7,868         7,043
      Silver (ounces)                                   22,246        15,544
      Gold (ounces)                                     13,881        11,298
    Total cash costs per lb. payable zinc sold (US$)      0.86          0.31
    -------------------------------------------------------------------------
    >>

    Milled tonnage decreased during the first quarter of 2007 compared with the same period in 2006 due to a planned shutdown of the ball mills for maintenance. Commissioning of the Gekko intense leach reactor has taken longer than anticipated and the first dor was produced in April 2007.
    Production of zinc and gold in concentrate increased during the first quarter of 2007 compared with the same period in 2006 due to higher zinc and gold grades respectively.
    During the first quarter of 2007, ramp development to access the
Concordia deposit continued with a total of 725 metres of development completed to date. In addition, a 24 hole - 1,792 metre - in-fill surface drilling campaign was performed on the Concordia-North block, which hosts
Zn-Pb-Ag-Cu mineralization. Development of the Concordia deposit is on schedule with production expected in the second half of 2007.

    El Toqui Outlook
    During the first quarter of 2007, a total of 10,638 metres of surface exploration diamond drilling was completed on various targets at El Toqui including 3,094 metres on the Porvenir deposit to increase the indicated
resources as part of an infill drilling campaign. The Porvenir deposit remains open to the north-west and south-east and the Company continues to attempt to delineate the outline of this deposit.
    The Company also performed sediment sampling, geological mapping and rock sampling on other exploration targets in the first quarter of 2007.
    The Company is encouraged by its exploration results and if these programs are successful in increasing the mineral reserves and resources at El
Toqui, the Company will conduct a feasibility study to determine the optimal size and location of a mill to increase production throughput.

    Langlois Production
    Langlois, which is situated in north-western Qubec approximately
213 kilometres north of Val-d'Or, is currently being developed to reach commercial production by mid-2007.
    Development drifts continue to be driven between Zone 3, Zone 4 and
Zone 97 to the east on Levels 4, 9 and 13. A new ramp from surface was collared during the first quarter of 2007 which is expected to reach the existing Level 4 workings toward the end of the year. The new ramp will improve the overall efficiency of the operation while providing access to mine additional material in the upper portions of Zone 4 between the current mining areas and surface. The mining of this material is not included in the current mine plan and, although lower grade, is economic at current prices.
    Production commenced during the fourth quarter of 2006 in Zones 3 and 4 with a total of 77,202 tonnes milled during the first quarter of 2007. The zinc head grade milled during the quarter was lower than the historic grades encountered at Langlois during operation in the late 1990s due to a higher percentage of material originating from mine development and the mining of lower grade but readily available economic material.
    Production during the quarter also included the processing of the bulk sample from the Grevet B deposit, located three kilometres south-east of the
Langlois mine. The metallurgical results of the Grevet B bulk sample have proven successful and accordingly, Grevet B material will be mined and milled during 2007 and 2008.
    The Company currently has five diamond drills operating on the property on surface, three for exploration and two focused on the upper portion of
Zone 97 for definition drilling.
    The following table sets forth Langlois' production for the first quarter of 2007.

    <<
                                                                First Quarter
    -------------------------------------------------------------------------
    Ore Milled (tonnes)                                               77,202
      Zinc (%)                                                           6.4
      Copper (%)                                                         0.3
      Silver (g/t)                                                        27
      Gold (g/t)                                                         0.2
    Concentrate Production
      Zinc (tonnes)                                                    8,759
        Recovery (%)                                                    87.3
        Grade (%)                                                       49.5
      Copper (tonnes)                                                    812
        Recovery (%)                                                    60.8
        Grade (%)                                                       19.6
    Metal in Concentrates
      Zinc (tonnes)                                                    4,335
      Copper (tonnes)                                                    159
      Silver (ounces)                                                 19,085
    >>

    Langlois Outlook
    The quality of the concentrate increased steadily throughout the first quarter of 2007 as the mill was fine tuned. Iron content in the zinc concentrate was reduced while the concentrate grade was improved.
    A 47,000 metre diamond drill program is currently being conducted to investigate the highly prospective extensions of all the known zones containing resources and reserves at the mine. This program will cover an area of 800 vertical metres from surface by two kilometres along the strike of the
Langlois deposit. One objective of this program is to move some of the known inferred resources into the indicated category. Very few of the proximal zone extensions have been tested from underground due to a lack of development.
    For the first quarter of 2007, Zones 3 and 4 surface extensions were drilled from surface and results are promising. Economic mineralization appears to extend to the surface and consequently a new resource estimate was done for Zone 4. For Zone 3, a resource estimate from surface to 130 metres below surface will be performed during the second quarter of 2007. A surface extension of Zone 97 is currently being tested using two drill rigs and results are expected during the second quarter of 2007.
    Zone 3 east extension and the centre of the body located between Level 6 and 8 were partly drilled with two underground rigs. Massive veins with economic grades were identified in this area; however, additional drilling is required in order to upgrade the inferred resources to the reserve category.
Drilling of the east extension is expected to be completed and the results compiled during the second quarter of 2007.
    During the first quarter of 2007, drilling of the Zone 3 east plunge extension between Level 11 and 13 on Level 13 was started with an underground drill rig. Drilling is ongoing and the economic continuity has yet to be determined. One 350 metre exploration hole from Level 13 completed in March
2007, targeted an anomaly south of Zone 3 but did not intersect any significant mineralization.
    During the second quarter of 2007, Zone 2 (parallel to Zone 3 but about
20-30 metres further north) will be tested from surface. The Zone 97 west extension will also be tested from underground on Level 13 in the second quarter of 2007, targeting a promising intersection obtained in 2006 from surface drilling. The target is located about 400 metres west of the currently known Zone 97. The Zone 3 and 4 east and west extensions will be tested from underground in the second quarter of 2007.
    Reinterpretation and re-modeling of all the zones will be carried out during 2007 and will incorporate forecast base metal prices, a consideration of lower cut-off grades and incorporation of all diamond drill intersections and channel samples in order to redefine the economic envelope. By the end of
2007, Langlois will have a fully integrated 3D block model with which to calculate new resource and reserve estimates.
    During the first quarter of 2007, the Company continued its systematic drilling program over the Langlois property. The main focus of this drill program is to cover un-explored ground around the Langlois mining leases, both with geological logging and geophysical probing with new technologies such as
InfiniTEM(C).
    During the first quarter of 2007, Metco Resources Inc. ("Metco")
announced that a pre-feasibility study will be conducted in 2007 on the Orphe
Deposit (50% Breakwater, 50% Metco). The Orphe deposit is located six kilometres from the Langlois mill. Should the results of the pre-feasibility be positive, the Orphe deposit could become a source of additional mill feed for Langlois, which currently has excess mill capacity.
Following Metco's announcement, Breakwater decided to perform a delineation drilling program over the western part of the Orphe Deposit over which it has
100% of the mining rights to enhance the scope of the pre-feasibility study.

    Virginia Mines Inc. - Coulon Project
    In the first quarter of 2007, Virginia Mines Inc. ("Virginia") began a new campaign on the Coulon project, located in the James Bay region of Qubec.
In accordance with an agreement entered into in May 2006, the Company has the option to acquire a 50% interest in the Coulon property in return for
$6.5 million in exploration expenditures and cash payments totalling $180,000 over an 8-year period. Virginia is conducting geophysical surveying and diamond drilling. Mobilization of a second drill rig is scheduled early in the second quarter of 2007 in order to accelerate the exploration work. Both rigs will focus on delineating additional resources within known lenses, as well as exploring new drill targets. The geophysical surveys consist of expanding the ground InfiniTEM(C) coverage to the south of Lens 43 as well as conducting
Max-Min(C) surveys over the 2006 heliborne EM targets.

    Other Properties
    The reclamation work is largely complete at the Bouchard-Hbert, Bougrine and Nanisivik properties, with Nanisivik to be fully reclaimed in 2007. The mills at Bouchard-Hbert and Bougrine remain intact pending exploration results in the immediate vicinity or elsewhere throughout the Company's properties.

    NON-GAAP RECONCILIATION

    Total cash costs per pound of payable zinc sold is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of cash provided from operating activities or operating expenses as determined under GAAP. This measure is intended to provide investors with information about the cash generating capabilities of the Company's operating activities in a given period which is the same purpose for which the Company uses this information.

    <<
    Non-GAAP reconciliation of total cash
     cost per pound of payable zinc sold
     to consolidated financial statements                    First Quarter
    -------------------------------------------------------------------------
                                                          2007          2006
    -------------------------------------------------------------------------
    By-product credit ($ millions)
      Gross sales revenue per financial statements       (77.9)        (80.7)
      Less zinc sales revenue                             50.4          72.2
    -------------------------------------------------------------------------
                                                         (27.5)         (8.5)
    Treatments and marketing charges ($ millions)
     per financial statements                             19.9          24.8
    Direct operating costs ($ millions) per
     financial statements                                 23.6          28.8
    -------------------------------------------------------------------------
      Total cash costs - C$ ($ millions)                  16.0          45.1
      C$/US$ exchange rate                              1.1683        1.1559
    -------------------------------------------------------------------------
    Total cash costs - US$ ($ millions)                   13.7          39.0

    Zinc pounds sold (millions)                           27.7          61.9

    Total cash cost per pound of payable zinc sold (US$)
      By-product credit                                  (0.85)        (0.12)
      Treatment and marketing costs                       0.61          0.35
      Direct operating costs                              0.73          0.40
    -------------------------------------------------------------------------
    Total                                                 0.49          0.63
    -------------------------------------------------------------------------

    SUMMARY OF QUARTERLY RESULTS
                                             2005     2005     2005     2006
                                         ------------------------------------
                                             Q2(a)    Q3(a)      Q4       Q1
    -------------------------------------------------------------------------
    Gross sales revenue ($ millions)         92.4     71.9     57.4     80.7
    Net earning (loss) ($ millions)           2.1     (1.2)     9.3     38.3
    Basic earnings per share                $0.01    $0.00    $0.02    $0.10
    Weighted-average number of Common
     Shares outstanding (millions)          367.4    369.5    374.2    382.0
    Diluted earnings per share              $0.01    $0.00    $0.02    $0.09
    C$/US$ realized exchange rate          1.2429   1.2019   1.1744   1.1559
    Average realized zinc price (US$/t)     1,252    1,296    1,502    2,221
    Average realized zinc price (C$/t)      1,556    1,558    1,764    2,567
    Concentrate tonnes sold               118,022   80,205   60,391   67,355
    Concentrate tonnes produced            88,782   76,014   68,841   66,129
    -------------------------------------------------------------------------

                                         ------------------------------------
                                             2006     2006     2006     2007
                                         ------------------------------------
                                               Q2       Q3       Q4       Q1
    -------------------------------------------------------------------------
    Gross sales revenue ($ millions)        101.2    112.0    158.3     77.9
    Net earning (loss) ($ millions)          28.6     39.2     50.4     15.3
    Basic earnings per share                $0.08    $0.10    $0.13    $0.04
    Weighted-average number of Common
     Shares outstanding (millions)          383.8    384.3    385.0    396.4
    Diluted earnings per share              $0.07    $0.09    $0.12    $0.04
    C$/US$ realized exchange rate          1.1239   1.1187   1.1422   1.1683
    Average realized zinc price (US$/t)     2,895    3,363    4,227    3,434
    Average realized zinc price (C$/t)      3,226    3,762    4,828    4,012
    Concentrate tonnes sold                59,779   61,385   73,230   39,333
    Concentrate tonnes produced            59,906   59,420   67,058   66,895
    -------------------------------------------------------------------------
    (a) Includes results of the Bougrine mine which closed in September 2005.
    >>

    The quantity and mix of concentrates sold directly affects gross sales revenue. The recognition of revenue from the sale of concentrate can vary from quarter to quarter for the reasons discussed in the "Gross Sales Revenue"
section of this news release. As all sales are based in US dollars, the US dollar's general weakening against the Canadian dollar over the past eight quarters has reduced the realized Canadian dollar gross sales revenue.

    TRANSACTIONS WITH RELATED PARTIES

    In the first quarter of 2007, an affiliated company of a significant shareholder of the Company provided consulting services of $50,000.

    ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

    The notes to the Company's December 31, 2006 audited consolidated financial statements outline the Company's significant accounting policies.
The section below entitled Accounting Changes describes changes to the
Company's accounting policies. Pages 25 and 26 of the 2006 Annual Report contain a discussion of certain accounting estimates that are considered particularly important, as they require management to make significant judgments, some of which relate to matters that are inherently uncertain.
Readers are encouraged to refer to the 2006 Annual Report to review that discussion.

    OUTSTANDING SHARE DATA AND FULL DILUTION CALCULATION

    The Company is authorized to issue an unlimited number of Common Shares and 200,000,000 preferred shares, issueable in series. There are no preferred shares outstanding. Each Common Share entitles the holder of record thereof to one vote at all meetings of shareholders of the Company, except at meetings at which only holders of another class or series of shares of the Company are entitled to vote. The table set forth below summarizes the Capital Stock.

    <<
    Common Shares or Securities Convertible into Common Shares   May 3, 2007
    -------------------------------------------------------------------------
    Issued and outstanding                                       417,735,984
    Share options outstanding weighted-average exercise
     price $1.09                                                   8,769,171
    Warrants granted at $1.00, expire January 28, 2009
     - traded on TSX                                              33,569,829
    -------------------------------------------------------------------------
    Future fully diluted                                         460,074,984
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    RISKS, UNCERTAINTIES AND OTHER INFORMATION

    Readers are encouraged to read and consider the risk factors, and additional information regarding the Company, included in its most recent
Annual Report and Form 40-F/Annual Information Form filed with the Canadian securities regulators and the United States Securities and Exchange Commission
(the "SEC"), as applicable, a copy of which is posted on the SEDAR website at
www.sedar.com and/or the SEC's website at www.sec.gov.

    CAUTION ON FORWARD-LOOKING INFORMATION

    This news release contains certain statements which constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management's expectations or plans. These statements include, but are not limited to, statements concerning the Company's business objectives and plans; future trends in the
Company's industry; future production costs and volumes; mineral grades, reserve and resource estimates and types; sales volumes and realized prices;
capital spending plans; exploration plans; expansion plans; expected market fundamentals and prices; availability of equipment and supplies; expected plant availability; success of process changes; the Company's processing technologies; global economic growth and industrial demand; production of base metal concentrates by the Company's operations; future metal prices and treatment charges; future royalties payable; changes in global metal and concentrate inventories; currency exchange rates; costs of energy, materials and supplies; the outcome of disputes and legal proceedings in which the
Company is involved; future effective tax rates; and future benefits costs.
    Inherent in forward-looking statements are risks and uncertainties beyond the Company's ability to predict or control, including risks that may affect the Company's operating or capital plans, including risks generally encountered in the development and operation of mineral properties and processing facilities such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market prices of the
Company's principal products, which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties;
risks associated with lack of access to markets; risks associated with mineral and resource estimates, including the risk of errors in assumptions or methodologies; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation; risks associated with the Company's dependence on third parties in the provision of transportation and other critical services; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; and risks associated with legal proceedings.
    Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper, lead, gold and silver and the Company's other primary metals and minerals develop as expected; that the Company receives regulatory and governmental approvals for its development projects and other operations on a timely basis; that the
Company is able to obtain financing for its development projects on reasonable terms; that there is no unforeseen deterioration in the Company's costs of production or production and productivity levels; that the Company is able to continue to secure adequate transportation for its products; that the Company is able to procure mining equipment and operating supplies (including tires)
in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for the Company's development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes to market competition; that the Company's reserve estimates are within reasonable bounds of accuracy
(including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that environmental and other proceedings or disputes are satisfactorily resolved; and that the Company maintains its ongoing relations with its employees and with its business partners and joint venturers.
    Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive. Forward-looking statements are not guarantees of future performance. Events or circumstances could cause the Company's actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Readers should also carefully consider the matters discussed under "Risk Factors" in the
Company's Annual Information Form. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

    ACCOUNTING CHANGES

    Financial Instruments, Hedges and Comprehensive Income

    On January 1, 2007, the Company adopted the CICA's new accounting requirements for securities, hedging derivatives and certain other financial instruments. Under these new rules, the Company is required to measure certain securities and hedging derivatives at fair value and include a new section in
Shareholders' Equity, called Other Comprehensive Income, to report unrealized gains or losses related to: certain available-for-sale securities, cash flow hedges and foreign exchange gains or losses on the Company's net investment in foreign operations.
    Certain of the Company's investment securities (referred to as available-for-sale securities) are recorded at fair value under the new rules;
however, the requirements for recognizing gains or losses in net income are unchanged. Unrealized gains or losses are deferred in Other Comprehensive
Income until the securities are sold or there is an impairment that is other than temporary. It is only at that time that any gain or loss is recorded in net earnings. Securities whose sale is restricted or that are not traded in an active market are also included in available-for-sale securities, but continue to be recorded at cost.
    Any hedging derivatives that the Company enters into in the future will be recorded at fair value under the new rules, but changes in fair value will only impact net earnings to the extent that they do not perfectly offset changes in the fair value of the item that the Company is hedging (i.e.: hedge ineffectiveness). Any hedge ineffectiveness would be recorded in net earnings.
For any of the Company's future hedging programs, it is expected that such hedges would very closely match the items that the Company hedges and, as a result, the Company would not expect a significant amount of hedge ineffectiveness to arise.

    <<
    Breakwater Resources Ltd.
    Consolidated Balance Sheets
    (Expressed in thousands of Canadian dollars)
    (Unaudited)
    -------------------------------------------------------------------------
                                                      March 31,  December 31,
                                                          2007          2006
    -------------------------------------------------------------------------
    Assets

    Current
    Cash and cash equivalents                           93,156        81,412
    Restricted cash                                      1,033         1,221
    Short-term investments                               4,112         4,120
    Accounts receivable - concentrate                    1,154        12,687
    Other receivables                                   12,974        12,676
    Concentrate inventory                               55,034        43,686
    Materials and supplies inventory                    23,482        22,904
    Prepaid expenses and other current assets            6,040         4,029
    Future income tax assets                            11,630        14,745
    -------------------------------------------------------------------------
    Total current assets                               208,615       197,480

    Future income tax asset, long-term                  11,951        13,440
    Reclamation deposits                                13,500        13,500
    Mineral properties and fixed assets                225,808       207,884
    Long-term investments                               34,277        14,704
    Restricted promissory notes                         62,285        62,285
    -------------------------------------------------------------------------
                                                       556,436       509,293
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity
    Current
    Accounts payable and accrued liabilities            47,350        43,128
    Provisional payments for concentrate inventory
     shipped and not priced                             23,440        24,246
    Short-term debt including current portion of
     long-term debt                                      2,425         2,169
    Income and mining taxes payable                     11,314         9,798
    Current portion of reclamation, closure cost
     accruals and other environmental obligations        7,499         8,267
    -------------------------------------------------------------------------
    Total current liabilities                           92,028        87,608
    Deferred income                                      6,124         6,277
    Long-term lease obligations                            425           501
    Royalty obligations                                 62,479        62,479
    Reclamation, closure cost accruals and other
     environmental obligations                          32,713        32,293
    Employee future benefits                             4,148         4,493
    Future income tax liabilities                       10,191         7,089
    -------------------------------------------------------------------------
    Total liabilities                                  208,108       200,740
    Shareholders' equity                               348,328       308,553
    -------------------------------------------------------------------------
                                                       556,436       509,293
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Breakwater Resources Ltd.
    Consolidated Statements of Operations and Retained Earnings (Deficit)
    (Expressed in thousands of Canadian dollars except share and per share amounts)
    (Unaudited)

    -------------------------------------------------------------------------
    For the periods ended March 31                        2007          2006
    -------------------------------------------------------------------------

    Gross sales revenue                                 77,947        80,658
    Treatment and marketing costs                       19,920        24,849
    -------------------------------------------------------------------------
    Net revenue                                         58,027        55,809
    -------------------------------------------------------------------------

    Operating costs
    Direct operating costs                              23,593        28,813
    Depreciation and depletion                           4,102         5,039
    Reclamation and closure costs                          953           942
    -------------------------------------------------------------------------
                                                        28,648        34,794
    -------------------------------------------------------------------------
    Contribution from mining activities                 29,379        21,015
    -------------------------------------------------------------------------
    Other expenses (income)
    General and administrative                           3,963         3,541
    Interest and financing                               1,156         1,413
    Investment and other income                         (1,690)       (1,587)
    Other                                                  291         1,255
    -------------------------------------------------------------------------
                                                         3,720         4,622
    -------------------------------------------------------------------------
    Earnings before the following:                      25,659        16,393
    -------------------------------------------------------------------------

    Exploration expenses                                 2,671         1,631
    Other non-producing property costs                     495         2,116
    Income and mining tax provision (recovery)           7,203       (25,692)
    -------------------------------------------------------------------------
                                                        10,369       (21,945)
    -------------------------------------------------------------------------
    Net earnings                                        15,290        38,338
    Retained earnings (deficit), beginning of period   139,795      (172,928)
    Change in accounting policy                          5,706       (16,735)
    -------------------------------------------------------------------------
    Retained earnings (deficit), end of period         160,791      (151,325)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Basic earnings  per Common Share                 $    0.04     $    0.10
    Diluted earnings per Common Share                $    0.04     $    0.09
    Basic weighted-average number of Common Shares
     outstanding (000's)                               396,441       382,030
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Breakwater Resources Ltd.
    Consolidated Statement of Accumulated Other Comprehensive Income (Loss)
    (Expressed in thousands of Canadian dollars)
    (Unaudited)

    -------------------------------------------------------------------------
    For the periods ended March 31                                      2007
    -------------------------------------------------------------------------

    Balance at beginning of period                                    11,980
    Reclassification of cumulative translation adjustments            (7,689)
    Other comprehensive loss                                            (487)
    -------------------------------------------------------------------------

    Balance at end of period                                           3,804
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Breakwater Resources Ltd.
    Consolidated Statement of Other Comprehensive Income (Loss)
    (Expressed in thousands of Canadian dollars)
    (Unaudited)

    -------------------------------------------------------------------------
    For the periods ended March 31                                      2007
    -------------------------------------------------------------------------

    Net earnings                                                      15,290
    -------------------------------------------------------------------------

    Other comprehensive income (loss), net of income taxes:
      Unrealized losses on translating financial statements
       of self sustaining foreign operations                            (616)
      Unrealized loss on short-term available-for-sale securities,
       net of income tax provision of $37,000                           (167)
      Unrealized gain on long-term available-for-sale securities,
       net of income tax provision of $66,000                            296
    -------------------------------------------------------------------------
    Other comprehensive loss, net of income taxes                       (487)
    -------------------------------------------------------------------------

    Comprehensive income                                              14,803
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Breakwater Resources Ltd.
    Consolidated Statements of Cash Flow
    (Expressed in thousands of Canadian dollars)
    (Unaudited)

    -------------------------------------------------------------------------
    For the periods ended March 31                        2007          2006
    -------------------------------------------------------------------------
    Operating Activities
    Net earnings                                        15,290        38,338
    -------------------------------------------------------------------------

    Items not affecting cash:
      Depreciation and depletion                         4,102         5,039
      Gain on sale of investment                          (306)            -
      Unrealized gain on investments                    (2,607)            -
      Unrealized loss on gold loan                           -           968
      Foreign exchange loss on US dollar denominated
       loans                                                 -           243
      Other non-cash items                                 100           116
      Stock-based compensation                             529           396
      Unrealized deferred income                          (153)         (153)
      Future income taxes                                7,718       (25,991)
      Reclamation, closure cost accruals and other
       environmental obligations                           953           942
      Employee future benefits                             395           443
    -------------------------------------------------------------------------
                                                        10,731       (17,997)
    -------------------------------------------------------------------------
    Payment of reclamation, closure cost accruals
     and other environmental obligations                (1,235)       (1,682)
    Payment of employee future benefits                   (740)         (747)
    Changes in non-cash working capital items            3,194         8,796
    -------------------------------------------------------------------------
    Net cash provided by operating activities           27,240        26,708
    -------------------------------------------------------------------------

    Investing Activities
    Reclamation deposits                                     -       (13,562)
    Short-term investments                               1,033         2,305
    Mineral properties and fixed assets                (23,678)       (9,216)
    Proceeds from sale of fixed assets                      18             -
    -------------------------------------------------------------------------
    Net cash used in investing activities              (22,627)      (20,473)
    -------------------------------------------------------------------------

    Financing Activities
    Decrease in restricted cash                            188           403
    Issue of Common Shares for cash                      6,757           722
    Deferred financing fees                                  -          (223)
    Decrease in long-term lease obligations                (76)         (124)
    Increase in short-term debt                            262         2,847
    -------------------------------------------------------------------------
    Net cash provided by  financing activities           7,131         3,625
    -------------------------------------------------------------------------
    Net increase in cash during the period              11,744         9,860
    Cash and cash equivalents, beginning of period      81,412        18,749
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of period            93,156        28,609
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Supplemental Information
      Cash interest paid                                   207           218
      Cash income and mining taxes paid                      -           181
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    %CIK: 0000782875

    /For further information: Dave Langille, Vice President, Finance and
Chief Financial Officer, (416) 363-4798 Ext. 236; Ann Wilkinson, Vice
President, Investor Relations, (416) 363-4798 Ext. 277/
    (BWR.)

CO:  Breakwater Resources Ltd.

CNW 10:00e 07-MAY-07